
Mail Stop 3561

July 11, 2017

<u>Via E-mail</u>
Michael A. Shaffer
Chief Financial Officer
PVH Corp.
200 Madison Avenue
New York, New York 10016

> **Re: PVH Corp.**
> **Form 10-K for the Year Ended January 29, 2017**
> **Filed March 24, 2017**
> **File No. 001-07572**

Dear Mr. Shaffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended January 29, 2017</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Income Taxes, page 36</u>

1.   You have disclosed that the effective tax rate for 2016 was lower than the US statutory rate due to the benefit of overall lower tax rates in certain international jurisdictions, as well as the benefit of certain discrete items. Please tell us and expand your disclosure to specifically identify the international jurisdictions that have impacted your rate, their respective statutory tax rates and any expectations about trends in these jurisdictions that may impact your current or future tax expense. Please also quantify any significant items that have impacted your income tax expense and expand your disclosure in management's discussion and analysis to describe any expectations about trends that may impact your current or future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial statements
10. Segment Data, page F-49

2.   We note on page 1, you discuss your product assortment, including dress shirts, neckwear, sportswear, jeanswear, performance apparel, intimate apparel, underwear, swim products, handbags, accessories, footwear and other related products. We also note other disclosure and commentary related to product assortment in your filings and public information, such as reference to "…strong growth across all divisions, particularly in men's and women's jeans and women's sportswear…" in your earnings transcript for the quarter ended April 30, 2017. Please tell us how you have considered providing disclosures related to your products as required by ASC 280-10-50-40.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have any questions.

                                                Sincerely,

                                                /s/ Rufus Decker for

                                                Craig Arakawa
                                                Accounting Branch Chief
                                                Office of Beverages, Apparel, and
                                                Mining